Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business Editors:
            Sun Life Financial completes Preferred Share issue

            TORONTO, May 20 /CNW/ - Sun Life Financial Inc. (TSX, NYSE: SLF) today announced the successful completion of a Canadian public offering of $250 million of Class A Non-Cumulative 5-Year Rate Reset Preferred Shares Series 6R
(the "Series 6R Shares") at a price of $25.00 per share and yielding 6.00 per cent annually. The offering, initially for $200 million of Series 6R Shares, was increased to $250 million following exercise by the underwriting syndicate, co-led by TD Securities Inc. and BMO Nesbitt Burns Inc., of an
option to purchase an additional $50 million of Series 6R Shares.
            The Series 6R Shares were issued under a prospectus supplement dated May
8, 2009, which was issued pursuant to a short form base shelf prospectus dated
April 1, 2009. Copies of those documents are available on the SEDAR website for Sun Life Financial Inc. at www.sedar.com. The Series 6R Shares are listed on the Toronto Stock Exchange under the ticker symbol SLF.PR.F.
            The Series 6R Shares have not been, and will not be, registered under the
United States Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons.
This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

            About Sun Life Financial

            Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in
1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland,
Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of
March 31, 2009, the Sun Life Financial group of companies had total assets under management of $375 billion. For more information please visit
www.sunlife.com.
            Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and
Philippine (PSE) stock exchanges under ticker symbol SLF.

            Note to Editors: All figures in Canadian dollars.

            %CIK: 0001097362

            /For further information: Media Relations Contact: Steve Kee, Assistant
Vice-President, Communications, Tel: (416) 979-6237, steve.kee(at)sunlife.com;
Investor Relations Contact: Paul Petrelli, Vice-President, Investor Relations,
Tel: (416) 204-8163, investor.relations(at)sunlife.com/
            (SLF. SLF)

CO:  Sun Life Financial Inc.

CNW 10:13e 20-MAY-09